UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the period of August 2008

Commission File Number: 0-51212

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(Translation of registrant's name into English)

JET GOLD CORP.

Suite 507, 475 Howe Street, Vancouver, B.C. V6C 2B3

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated August 14, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2008	Jet Gold Corp. Signed: Robert L. Card ----------------------------------- Name: Robert L. Card, Title: President

Jet Gold Corp

Suite 507 - 475 Howe Street

Vancouver, BC   V6C 2B3

Telephone (604) 687-7828

Facsimile (604) 687-7848

jetgoldcorp@shaw.ca

www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

TSXV: JAU

EXPLORATION UPDATE

July 14, 2008 - Robert L. Card, President, Jet Gold Corp. (TSX-V: JAU) (“Jet Gold” or the “Company”) is pleased to announce that the Company has Vancouver, BC - August 13, 2008 - Robert L. Card, President, Jet Gold Corp. (TSXV - JAU) (“Jet Gold” or the “Company”) is pleased to report that activities associated with its on ongoing exploration on the Company’s properties are advancing.

Naskeena Coal Project

Drilling is going well with approximately 2800 ft drilled in July.  Costs are down to around $35/ft and should stay in that range while drilling the present areas.  Drilling starts today on a southern leg of an X shaped drill plan.  Multiple coal seams have been encountered to date in all holes.  Drill cores are now being logged.  Once prepared, they will be sent to the lab for analysis with results expected back within 4-6 weeks.  The Company anticipates this drilling program to continue well into the fall and early winter months (depending on weather conditions).  The Company has applied for an additional 1500 ha on the southern boundary of its present tenure, adding about 1/3 to the size of its current project area.

Kshish Molybdnum Update

The Company has completed the initial prospecting on the Kshish Molybdenum (“Kshish “) property near Terrace, British Columbia, Canada and has found interesting molybdenite occurrences.  The property is located 15km northeast of the town of Terrace and is serviced by nine kilometres of public road and eight kilometres of logging road.  Jet Gold holds options on approximately 4100 ha of mineral tenures covering the Kshish property.

Exploration work on the Kshish property has been on-going through the spring of 2008 with stream sediment sampling and general prospecting being the focus at this time.  The work has followed the snow up the mountain and access is now at a point where the prospecting crews can work in the area identified as the original main target, Area 1, the Newtown creek exposure.  This area also includes two zones of anomalous molybdenum values in soil samples identified by Amax in 1967 and 1968.

Stream sediment and moss mat samples were taken at 12 locations within the property with values ranging from 2 ppm to 45 ppm with values over 15 ppm considered to be anomalous.  The general area covered by this sampling is approximately 2600 ha and it is anticipated the further sediment sampling will be required in areas that were not accessible in the spring to further refine prospecting targets.  This work has been undertaken to ensure that adequate coverage of the property was in place as well as to follow up on the previous samples taken by the BC Geologic Survey and Amax.

The current sediment samples represent only the initial ¼ of the property. The prospecting to date and the historic information has defined Area 1 of having an approximately area of 800 ha (3000m x 3000m) which will be the primary focus for 2008.  The exploration on remainder of the property will be continued during the summer.

Large rock samples have been collected and prepared for assaying.   The Company will be reporting on these sample assays shortly along with additional rock, soil and mat samples sent for assay to ALS Chemex.

Based on present work, the mineralized rock is evident over 400m (1300ft) of the creek exposure and additional mineralized rock has been identified well upstream and requires further detailed prospecting work. MINFILE 103I 033 showing which is approximately 2 km west of the Newtown Creek exposure, has a reported value of 0.48% molybdenite but prospecting has not yet reached this area. This reported showing is within one of the north east trending fractures.  It is anticipated that more areas of mineralization will be discovered across this large property with the goal of defining new molybdenite source stock works and drill targets for either a late fall or spring drill program.

The information contained in this news release has been reviewed and approved by Alex Burton, P.Geo., P.Eng., a qualified person under the definitions established by National Instrument 43-101.

On behalf of the Board of Directors

Jet Gold Corp

“Robert L. Card”

Robert L. Card

President

Investor Contact:

Robert L. Card

Jet Gold Corporation

604-687-7828

Robertcard@shaw.ca

www.jetgoldcorp.com

This news release was prepared by JAU management, which takes full responsibility for its contents.  The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Jet Gold Corp. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof, and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.